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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**ANNUAL REPORTS**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-71359 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Alera Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__Three Parkway North, Suite 500__
(No. and Street)

| __Deerfield__ | __IL__ | __60015__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Lia Goff__ | __804-690-0820__ | __lia.goff@oysterllc.com__ |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
(Name – if individual, state last, first, and middle name)

| __111 Wacker Drive__ | __Chicago__ | __IL__ | __60606__ |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| __October 20, 2003__ | __34__ |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Docusign Envelope ID: 09A9F371-C573-4FAB-ABBD-69DD51E3679B

OATH OR AFFIRMATION

I, Michael Moss swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alera Securities, LLC as of December 31 2� is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Michael Moss 6DC66F36B3074A5...

Title: CEO

**This filing** contains (check all applicable boxes):**

lil (a) Statement of financial condition.
lil (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (I) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
lil (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
iii (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}(3} or 17 CFR 240.18a-7{d}(2), as applicable.*

Alera Securities, LLC

Statement of Financial Condition

As of December 31, 2025 and Report of Independent Registered Public Accounting Firm

**Alera Securities, LLC**
**Table of Contents**



Deloitte & Touche LLP
111 South Wacker Dr.
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Alera Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alera Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

March 20, 2026

We have served as the Company's auditor since 2025.

# Alera Securities, LLC
## Statement of Financial Condition

|  | As of December 31, 2025 |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 361,287 |
| **Total assets** | $ 361,287 |
| | |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Accrued expenses and other liabilities | $ 68,400 |
| **Total liabilities** | 68,400 |
| | |
| **Member's Equity:** | |
| Additional paid-in capital | 500,000 |
| Accumulated deficit | (207,113) |
| **Total member's equity** | 292,887 |
| | |
| **Total liabilities and member's equity** | $ 361,287 |

The accompanying notes are an integral part of this financial statement.

# Alera Securities, LLC
## Notes to Financial Statement

## 1. Summary of Significant Accounting Policies

**Nature of Operations:** Alera Securities, LLC (the "Company") was formed as a Delaware Limited Liability Company on September 7, 2023. The Company is a wholly owned subsidiary of Alera Group, Inc. (the "Parent"). The Company became a registered broker dealer on July 18, 2025, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). As of December 31, 2025, the Company has not commenced broker dealer operations.

**Use of Estimates:** The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Cash and Cash Equivalents:** Cash and cash equivalents consist of bank deposits with original maturities of three months or less. The estimated fair value of the Company's cash and cash equivalents approximates their carrying value. As of December 31, 2025, the Company did not hold any cash equivalents.

**Concentrations of Credit Risk:** The Company maintains cash held in bank accounts. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

**Revenue:** Revenue consists of interest income generated on cash balances deposited at a financial institution. Interest income is recognized on an accrual basis.

**Income Taxes:** The Company is a single member limited liability company treated as a disregarded entity for federal, state, and local income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state, or local tax. Taxable loss of the Company is included in the income tax return of the Parent.

Accounting Standards Codification ("ASC") 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are the current and prior three years. The Company determined that there are no uncertain tax positions, which would require adjustments or disclosures on the financial statements.

**Fair Value of Financial Instruments:** The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established under the Fair Value Measurement and Disclosure Topic of the Financial Accounting Standards Board Accounting Standards Codification. The framework is based on the assumptions (inputs) used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The framework establishes a three-level valuation hierarchy for disclosure of fair value measurements. The disclosure of fair value estimates in the hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1—Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company could access.

Level 2—Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3—Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The Company's short-term financial instruments, which are comprised entirely of cash, are not measured at fair value on a recurring basis as the carrying values approximate fair value due to their short-term nature.

**Segment Reporting:** The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Principal as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see note 2), which is not a measure of profit and loss to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in this summary of significant accounting policies.

2. **Net Capital Requirements**

As a registered broker-dealer effective July 18, 2025, the Company is subject to the requirements of the SEC's Uniform Net Capital Rule 15c3-l under the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12-½% (6-⅔% following the first year of operations) of aggregate indebtedness. At December 31, 2025, the Company's net capital of $292,887 was $284,337 in excess of the minimum requirement of $8,550.

The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) from July 18, 2025 to December 31, 2025.

3. **Related Party Transactions**

The Company is reliant on the operating services provided by the Parent and is party to an expense sharing agreement with its Parent whereby expenses are allocated to the Company for administrative services, occupancy, technology, insurance, and other costs. The Company reimburses its Parent for all allocated expenses, and as of December 31, 2025, there were no outstanding balances between the Company and its Parent.

4. **Subsequent Events**

The Company has evaluated subsequent events through March 20, 2026 (the date the Company's financial statements were issued) and determined that there have been no events that have occurred that would require adjustments or disclosure in the financial statements.